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                                                                    EXHIBIT 12


                                   WesBanco, Inc.
        Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
                          (Dollar amounts in thousands)

                                              December 31,
                             --------------------------------------------
                                 1995    1994    1993      1992    1991
                                 ----    ----    ----      ----    ----
Net income                    $18,189  $15,697  $17,842  $16,471*  $14,403
Provision for income taxes      7,180    5,780    6,587    6,523     5,239
                             ----------------------------------------------
Earnings before provision
  for income taxes             25,369   21,477   24,429   22,994    19,642
                             ----------------------------------------------
Preferred stock dividend
  requirements                    164      183      184      184       184

Ratio of pretax income to
  net income                     1.39%    1.37%    1.37%    1.40%     1.36%
                             ----------------------------------------------
Preferred dividend factor     $   229  $   250  $   252  $   257   $   251

Ratio of pretax net income
  to preferred dividends        110.9%    85.8%    97.0%    89.5%     78.3%
                             ==============================================

* Does not include the change in accounting for postretirement benefits-net of tax effect of $(592,000).

     WesBanco has no fixed charges as defined by Regulation S-K Item 503-Summary; Risk Factors; Ratio of Earnings to Fixed Charges.

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